CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,950,000	$115.94

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $318,028.64 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $115.94 offset against the registration fee due for this offering and of which $317,912.70 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1357 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 144-I dated June 18, 2008	Registration Statement No. 333-130051 Dated June 25, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,950,000 Semi-Annual Review Notes Linked to the SPDR® S&P® Homebuilders ETF due July 14, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the closing price of one share of the SPDR® S&P® Homebuilders ETF is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 10% decline of the Final Share Price, as compared to the Initial Share Price, on the final Review Date but will lose some or all of their principal if the Final Share Price declines from the Initial Share Price by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is July 9, 2009.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 14, 2010†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on June 25, 2008 and are expected to settle on or about June 30, 2008.

Key Terms

Index Fund:	The SPDR® S&P® Homebuilders ETF (the “Index Fund”)
Automatic Call:

If the closing price of one share of the Index Fund on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Trigger Price:	90% of the Initial Share Price for the first Review Date. 100% of the Initial Share Price for the second Review Date and the final Review Date.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
• 25.10% x $1,000 if called on the first Review Date • 37.65% x $1,000 if called on the second Review Date • 50.20% x $1,000 if called on the final Review Date
Payment at Maturity:

If the notes are not automatically called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Final Share Price, as compared to the Initial Share Price. If the Final Share Price has declined by up to 10% from the Initial Share Price, you will receive the principal amount of your notes at maturity. If the Final Share Price declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Final Share Price declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Return + 10%) x 1.1111]

Assuming the notes are not automatically called, you will lose some or all of your investment at maturity if the Share Return reflects a decline of more than 10%.

Buffer Amount:	10%
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$18.29, which is the closing price of one share of the Index Fund on the pricing date, divided by the Stock Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the final Review Date.
Review Dates†:	July 9, 2009 (first Review Date), December 28, 2009 (second Review Date) and July 9, 2010 (final Review Date).
Share Adjustment Factor:

Set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement 144-I for further information about these adjustments.

Maturity Date†:	July 14, 2010
CUSIP:	48123LCP7
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 144-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 144-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$25	$975

Total	$2,950,000	$73,750	$2,876,250

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $12.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-32 of the accompanying product supplement no. 144-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $25.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 25, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 144-I dated June 18, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 18, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 144-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 144-I dated June 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003107/e31985_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the closing price of one share of the Index Fund as shown under the column “Closing Price Appreciation/Depreciation at Review Date.” The following table assumes a Trigger Price of $16.20 on the first Review Date and a Trigger Price equal to a hypothetical Initial Share Price of $18.00 on the second and final Review Dates. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 25.10%, 37.65% and 50.20%, respectively, regardless of the appreciation of the closing price of one share of the Index Fund, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Closing Price
	Appreciation /	Total Return at	Total Return at	Total Return at
	Depreciation at	First	Second	Final
Closing Price	Review Date	Review Date	Review Date	Review Date

$32.40	80%	25.10%	37.65%	50.20%
$30.60	70%	25.10%	37.65%	50.20%
$28.80	60%	25.10%	37.65%	50.20%
$27.00	50%	25.10%	37.65%	50.20%
$25.20	40%	25.10%	37.65%	50.20%
$23.40	30%	25.10%	37.65%	50.20%
$21.60	20%	25.10%	37.65%	50.20%
$19.80	10%	25.10%	37.65%	50.20%
$18.00	0%	25.10%	37.65%	50.20%
$17.98	-0.1%	25.10%	N/A	0.00%
$17.10	-5%	25.10%	N/A	0.00%
$16.20	-10%	25.10%	N/A	0.00%
$15.30	-15%	N/A	N/A	-5.56%
$14.40	-20%	N/A	N/A	-11.11%
$12.60	-30%	N/A	N/A	-22.22%
$10.80	-40%	N/A	N/A	-33.33%
$9.00	-50%	N/A	N/A	-44.44%
$7.20	-60%	N/A	N/A	-55.56%
$5.40	-70%	N/A	N/A	-66.67%
$3.60	-80%	N/A	N/A	-77.78%
$1.80	-90%	N/A	N/A	-88.89%
$0.00	-100%	N/A	N/A	-100.00%

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-1

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund decreases from the Initial Share Price of $18.00 to a closing price of $17.10 on the first Review Date. Because the closing price of one share of the Index Fund on the first Review Date of $17.10 is greater than the corresponding Trigger Price of $16.20, the notes are automatically called, and the investor receives a single payment of $1,251 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $18.00 to a closing price of $15.30 on the first Review Date, $17.10 on the second Review Date, and $16.20 on the final Review Date. Because (a) the closing price of one share of the Index Fund on the first Review Date ($15.30) is less than the corresponding Trigger Price of $16.20, (b) the closing price of one share of the Index Fund on each of the other Review Dates ($17.10 and $16.20) is less than the corresponding Trigger Price of $18.00, and (c) the Final Share Price has not declined by more than 10% from the Initial Share Price, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share of $18.00 to a closing price of $15.30 on the first Review Date, $16.20 on the second Review Date, and $14.40 on the final Review Date. Because (a) the closing price of one share of the Index Fund on the first Review Date ($15.30) is less than the corresponding Trigger Price of $16.20, (b) the closing price of one share of the Index Fund on each of the other Review Dates ($16.20 and $14.40) is less than the corresponding Trigger Price of $18.00, and (c) the Final Share Price is more than 10% below the Initial Share Price, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the closing price of one share of the Index Fund is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 25.10% x $1,000 if called on the first Review Date; (ii) 37.65% x $1,000 if called on the second Review Date; or (iii) 50.20% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over two years, the notes will be automatically called before maturity if the closing price of one share of the Index Fund is at or above the Trigger Price on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Share Price declines by no more than 10% as compared to the Initial Share Price, you will be entitled to receive the full principal amount of your notes at maturity. If the Final Share Price declines by more than 10%, for every 1% decline of the Final Share Price beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  POTENTIAL FOR EARLY EXIT AND 25.10% RETURN IN YEAR ONE, EVEN IF THE INDEX RETURN IS NEGATIVE ON THE FIRST REVIEW DATE — The Trigger Price for the first Review Date is set at 90% of the Initial Share Price. Accordingly, you will receive a payment of $1,251 per $1,000 principal amount note after the first Review Date, even if the closing price of one share of the Index Fund on the first Review Date reflects a decline of up to 10% from the Initial Share Price.
  RETURN LINKED TO THE SPDR® S&P® HOMEBUILDERS ETF — The return on the notes is linked to the SPDR® S&P® Homebuilders ETF. The SPDR® S&P® Homebuilders ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. The SPDR® S&P® Homebuilders ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P® Homebuilders Select IndustryTM Index, which we refer to as the Underlying Index. The Underlying Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information about the Index Fund, see the information set forth under “The SPDR® S&P® Homebuilders ETF” in the accompanying product supplement no. 144-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 144-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 144-I dated June 18, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not automatically called and the Final Share Price declines by more than 10%, as compared to the Initial Share Price, you will lose 1.1111% of your principal amount for every 1% decline in the Final Share Price, as compared to the Initial Share Price, beyond the 10% buffer.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the closing price of one share the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index Fund.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the American Stock Exchange (the “AMEX”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSgA Funds Management, Inc., which we refer to as SSFM, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that SSFM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSFM may invest up to 5% of the Index Fund’s assets in securities not included in the Underlying Index but which SSFM believes will help the Index Fund track the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds). Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  YOUR RETURN IS LINKED TO THE PERFORMANCE OF A SINGLE INDUSTRY — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary lines of business are directly associated with the residential homebuilding industry. Because the value of the notes is linked to the performance of the Index Fund, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the homebuilding industry is significantly affected by a number of factors in general and local economic conditions and real estate markets as well as by weather conditions, natural disasters and geopolitical events, including those described under “Risk Factors” in the accompanying product supplement no. 144-I. These factors could cause a downturn in the homebuilding industry generally or regionally and could cause the value of the equity securities held by the Index Fund and the price of the Index Fund to decline during the term of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-3

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market, which affect stock markets generally or the residential homebuilding industry specifically, as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events, which affect stock markets generally or the residential homebuilding industry specifically; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the weekly closing price of one share of the Index Fund from February 10, 2006 through June 20, 2008. The Index Fund commenced trading on the AMEX on February 6, 2006. The closing price of one share of the Index Fund on June 25, 2008 was $18.29. We obtained the closing prices of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any Review Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-4